China Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2013

2Q13 New Subscribers Up 33.0% to 18,491

2Q13 Revenue Up 30.5% YOY to RMB128.5 Million

2Q13 Operating Income Up 24.7% to RMB47.0 Million

Conference Call to be Held November 20, 2012 at 8:00 a.m. ET

HONG KONG, China, November 19, 2012 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the second quarter and first half of fiscal year 2013, which ended September 30, 2012.

Second Quarter of Fiscal 2013 Highlights

•	Revenues for the second quarter of fiscal 2013 increased by 30.5% to RMB128.5 million ($20.4 million) from RMB98.4 million in the prior year period.
•	New subscriber sign-ups and accumulated subscriber base were 18,491 and 274,705, respectively.
•	Gross profit increased by 32.3% to RMB101.4 million ($16.1 million) from RMB76.7 million in the prior year period.
•	Gross margin was 78.9%, compared to 77.9% in the prior year period.
•	Operating income increased by 24.7% to RMB47.0 million ($7.5 million) from RMB37.7 million in the prior year period, after taking into account the increased management and staff related costs.
•	Interest expense amounted to RMB14.1 million ($2.2 million), which was largely attributable to the convertible note issued to KKR China Healthcare Investment Limited (“KKR”), compared to RMB1.2 million in the prior year period.
•	Net income attributable to shareholders increased by 6.2% to RMB24.7 million ($3.9 million) from RMB23.2 million in the prior year period.
•	Operating cash flow for the quarter amounted to RMB142.5 million ($22.7 million).

First Half of Fiscal 2013 Highlights

•	Revenues for the first half of fiscal 2013 increased by 31.1% to RMB243.8 million ($38.8 million) from RMB185.9 million in the prior year period.
•	New subscriber sign-up reached 34,951 and accumulated subscriber base expanded to 274,705.
•	Gross profit increased by 33.3% to RMB192.3 million ($30.6 million) from RMB144.3 million in the prior year period.
•	Operating income increased by 33.5% to RMB91.4 million ($14.6 million) from RMB68.5 million in the prior year period.
•	Interest expense amounted to RMB24.3 million ($3.9 million), compared to RMB1.7 million in the prior year period.
•	Net income attributable to shareholders amounted to RMB55.8 million ($8.9 million), compared to RMB63.3 million in the prior year period.
•	Operating cash flow for the first half of fiscal 2013 was RMB279.4 million ($44.5 million).

“Coming off of robust growth in our financial performance and yet another record in new subscriber numbers, we concluded the first half of fiscal 2013 with notable achievements and records,” stated Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation. “A high mark of 18,491 in new subscriber numbers, which is our highest increase for any single quarter, reflects our continued commitment to optimize our marketing strategy to deepen penetration and enhance our subscriber base. Our management team’s execution capabilities have also been demonstrated by positive performance in such areas as revenue, operating income and built-up cash flow streams resulting from greater volume of upfront customer payments. These achievements have not only established a solid foundation for the Company to generate long-term sustainable growth, but also provide a platform for the Company to grasp timely opportunities for geographical expansion.”

Ms. Zheng further commented, “We are very pleased to have recently received valuable support from KKR and our major shareholder, Golden Meditech Holdings Limited (“Golden Meditech”), who share CCBC’s vision for growing the Company in China and throughout the Asia-Pacific region. Both KKR and Golden Meditech bring valuable management resources and strategic perspectives that fit the Company’s expansion plans. Under the leadership of Mr. Yuen Kam as our newly appointed Chairman and with his extensive experience in China’s healthcare industry, the management team and I believe that the present synergies will help drive the Company towards further operational growth and strategic development.”

Summary – The Second Quarter and First Half Ended September 30, 2011 and 2012

	Three Months Ended September 30,			Six Months Ended September 30,
	2011	2012		2011	2012
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	98,433	128,462	20,440	185,891	243,792	38,791
Gross Profit	76,676	101,405	16,135	144,266	192,346	30,605
Operating Income	37,725	47,044	7,485	68,477	91,442	14,550
Net Income Attributable to Shareholders	23,249	24,695	3,929	63,271	55,788	8,878
Earnings per Ordinary Shares – Basic[1] and Diluted (RMB/US$)	0.31	0.34	0.05	0.85	0.75	0.12

Revenue Breakdown (%)
Processing Fees	74.9%	76.4%		74.5%	75.9%
Storage Fees	25.1%	23.6%		25.5%	24.1%

New Subscribers (persons)	13,899	18,491		26,727	34,951
Total Accumulated Subscribers (persons)	212,557	274,705		212,557	274,705

Summary – Selected Cash Flow Statement Items

	Three Months Ended		Six Months Ended
	September 30, 2012		September 30, 2012
(in thousands)	RMB	US$	RMB	US$
Net cash provided by operating activities	142,534	22,679	279,406	44,457
Net cash used in investing activities	(5,896)	(938)	(88,424)	(14,069)
Net cash provided by financing activities	41,314	6,574	340,360	54,156

1 The terms of the convertible note issued to KKR provides KKR with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration KKR’s participating right effect of RMB0.01 and RMB0.03 for the three months and six months ended September 30, 2012, respectively.

Second Quarter Fiscal 2013 Financial Results

REVENUES. Revenues increased by 30.5% to RMB128.5 million ($20.4 million) in the second quarter of fiscal 2013 from RMB98.4 million in the prior year period, driven mainly by a significant increase in new subscriber sign-ups during the quarter and expansion in our accumulated subscriber base.

Revenues generated from storage fees increased to RMB30.3 million ($4.8 million), up 22.7% from RMB24.7 million in the prior year period. In light of the significant increase in new subscribers, revenue from storage fees accounted for a lesser of 23.6% of total revenues, compared to 25.1% in the prior year period.

Revenues generated from processing fees were RMB98.2 million ($15.6 million), up 33.2% from RMB73.7 million in the prior year period, reflecting 18,491 new subscriber sign-ups this quarter, a 33.0% annual increase and a 12.3% sequential increase in new subscriber sign-ups. Revenues generated from processing fees accounted for 76.4% of total revenues, compared to 74.9% in the prior year period.

GROSS PROFIT. Gross profit for the second quarter of fiscal 2013 increased by 32.3% to RMB101.4 million ($16.1 million) from RMB76.7 million in the prior year period, benefiting from economies of scale. Gross margin was 78.9%, compared to 77.9% in the prior year period.

OPERATING INCOME. Operating income for the second quarter increased at a slower pace to RMB47.0 million ($7.5 million) compared to RMB37.7 million in the prior year period. Operating margin was slightly down to 36.6%, compared to 38.3% in the prior year period, as a result of an increase in management and staff related costs, as well as an increase in depreciation expenses as we begin to depreciate part of the new facility in Guangdong. Depreciation and amortization expenses for the second quarter were RMB8.3 million ($1.3 million), compared to RMB7.1 million in the prior year period.

Research and Development Expenses. Research and development expenses remained stable at RMB1.9 million ($0.3 million) compared to RMB1.9 million in the prior year period, a reflection of the Company’s continuous efforts to enhance operations through technology advancement.

Sales and Marketing Expenses. Sales and marketing expenses, increased by 51.0% to RMB23.5 million ($3.7 million) from RMB15.6 million in the prior year period. These expenses indicated our continuous reach-out to deeply penetrate into the Beijing market, further marketing campaigns to outreach to potential subscribers in the Guangdong market, as well as costs for the building up of development for the Zhejiang market. Sales and marketing expenses represented 18.3% of revenues in the second quarter of fiscal 2013, up from 15.8% in the prior year period and 16.7% in the first quarter of fiscal 2013.

General and Administrative Expenses. General and administrative expenses were RMB29.0 million ($4.6 million), compared to RMB21.4 million in the prior year period and RMB25.1 million in the first quarter of fiscal 2013, mainly due to an increase in management and staff related costs of RMB4.6 million ($0.7 million). As a percentage of revenue, it increased to 22.6% compared to 21.8% in the prior year period and compared to 21.7% in the first quarter of fiscal 2013.

OTHER INCOME AND EXPENSES

Interest Expense. Interest expense increased to RMB14.1 million ($2.2 million) from RMB1.2 million in the prior year period. The increase was largely attributable to the issuance of a convertible note to KKR in April 2012. In the second quarter of fiscal 2013, interest expense related to the convertible note annual coupon payment amounted to RMB7.3 million ($1.2 million) and the amortization of other related costs amounted to RMB6.0 million ($1.0 million).

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS. Net income attributable to shareholders for the second quarter of fiscal 2013 increased by 6.2% to RMB24.7 million ($3.9 million) from RMB23.2 million in the prior year period. Net margin for the second quarter of fiscal 2013 was 19.2%.

EARNINGS PER SHARE. The terms of the convertible note issued to KKR provides KKR with the ability to participate in any Excess Cash Dividend2. Therefore, the calculation of basic EPS has taken into consideration KKR’s participating right effect of RMB0.01. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2013 were RMB0.34 ($0.05).

LIQUIDITY. As of September 30, 2012, the Company had cash and cash equivalents of RMB1,324.5 million ($210.7 million) compared to RMB794.3 million as of March 31, 2012. The Company had total debt of RMB472.6 million ($75.2 million) as of September 30, 2012. Operating cash flow for the quarter amounted to RMB142.5 million ($22.7 million).

First Half Fiscal 2013 Financial Results

For the first half of fiscal year 2013, total revenues increased by 31.1% to RMB243.8 million ($38.8 million) from RMB185.9 million in the prior year period. The increase was largely attributable to the significant increase in new subscribers and the expansion of the Company’s accumulated subscriber base to 274,705 subscribers. Processing fees and storage fees grew by 33.6% and 24.0%, respectively. Gross profit increased by 33.3% to RMB192.3 million ($30.6 million) from RMB144.3 million in the prior year period. Operating income increased by 33.5% to RMB91.4 million ($14.6 million) from RMB68.5 million in the prior year period. Net income attributable to shareholders amounted to RMB55.8 million ($8.9 million). Basic and diluted earnings per share attributable to ordinary shares were RMB0.75 ($0.12). Net cash provided by operating activities in the first half of fiscal 2013 was RMB279.4 million ($44.5 million).

Ms. Zheng concluded, “Even though we recorded impressive performance in our operating markets, we are continuing our efforts to widen market coverage and deepen penetration to capture more of the large regional market potential presented in Beijing, Guangdong and Zhejiang. We have seen encouraging market responses during this start-up phase of our Zhejiang operation while actively searching for an optimal location to build our facility in the province. For the Guangdong market, our new facility is well under way in construction to increase capacity in this promising region. CCBC recently completed a transaction with Cordlife Group Limited (“Cordlife”), which has resulted in the Company now wholly owning our Guangdong subsidiary, thereby allowing the Company to fully benefit from the strong sales and future growth potential of this affluent market. The strengthening of our long-standing strategic alliance with Cordlife opens additional avenues for us to develop Pan-Asian markets. Since April 2012, we have bought back approximately $20.3 million worth of shares. With the resources and talents on hand, we aim to enhance shareholder value by expanding our China and Pan-Asia footprint while continuing to explore opportunities to reward our shareholders for their ongoing support.”

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, November 20, 2012 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 50728737.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending September 30, 2012 were made at the noon buying rate of RMB6.2848 to $1.00 on September 28, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516

U.S. Tel: (646) 405-5185

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2012

	March 31,	September 30,
	2012	2012
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	794,311	1,324,507	210,748
Accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB13,916; September 30, 2012: RMB14,841)	79,012	78,627	12,511
Inventories	6,666	5,074	807
Prepaid expenses and other receivables	11,561	15,055	2,395
Trading securities	354	-	-
Deferred offering costs	-	2,852	454
Deferred tax assets	5,268	5,715	909
Total current assets	897,172	1,431,830	227,824
Property, plant and equipment, net	267,862	345,279	54,939
Non-current prepayments	2,863	3,144	500
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB38,628; September 30, 2012: RMB42,744)	254,236	246,086	39,156
Inventories	34,651	37,773	6,010
Intangible assets, net	129,791	127,481	20,284
Available-for-sale equity securities	98,199	78,332	12,464
Other investment	134,363	134,363	21,379
Deferred offering costs	-	10,183	1,620
Deferred tax assets	5,013	5,879	935
Total assets	1,824,150	2,420,350	385,111

LIABILITIES
Current liabilities
Bank loan	45,000	50,000	7,956
Accounts payable	6,343	14,234	2,265
Accrued expenses and other payables	33,351	62,555	9,953
Deferred revenue	106,110	151,496	24,105
Amounts due to related party	360	720	115
Income tax payable	5,943	5,809	924
Total current liabilities	197,107	284,814	45,318
Convertible notes	-	422,569	67,237
Non-current deferred revenue	306,534	406,359	64,657
Other non-current liabilities	60,420	81,455	12,961
Deferred tax liabilities	24,462	23,306	3,708
Total liabilities	588,523	1,218,503	193,881

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and 73,140,147 shares issued and 69,064,092 shares outstanding as of September 30, 2012	50	50	8
Additional paid-in capital	865,654	865,654	137,737
Treasury stock	-	(72,675)	(11,564)
Accumulated other comprehensive income	26,057	3,705	589
Retained earnings	310,973	366,761	58,358
Total shareholders’ equity	1,202,734	1,163,495	185,128
Non-controlling interests	32,893	38,352	6,102
Total equity	1,235,627	1,201,847	191,230
Total liabilities and equity	1,824,150	2,420,350	385,111

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2011 and 2012

	Three months ended September 30,			Six months ended September 30,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	98,433	128,462	20,440	185,891	243,792	38,791
Direct costs	(21,757)	(27,057)	(4,305)	(41,625)	(51,446)	(8,186)
Gross profit	76,676	101,405	16,135	144,266	192,346	30,605
Operating expenses
Research and development	(1,932)	(1,860)	(296)	(3,709)	(4,123)	(656)
Sales and marketing	(15,575)	(23,517)	(3,742)	(28,181)	(42,737)	(6,800)
General and administrative	(21,444)	(28,984)	(4,612)	(43,899)	(54,044)	(8,599)
Total operating expenses	(38,951)	(54,361)	(8,650)	(75,789)	(100,904)	(16,055)
Operating income	37,725	47,044	7,485	68,477	91,442	14,550
Other (expense)/income , net
Interest income	3,312	3,859	614	6,451	7,188	1,144
Interest expense	(1,190)	(14,089)	(2,242)	(1,650)	(24,265)	(3,861)
Exchange (loss)/gain	(4,956)	41	7	(4,860)	51	8
Dividend income	-	-	-	7,217	2,420	385
Others	111	(1,002)	(160)	325	(766)	(121)
Total other (expense)/income, net	(2,723)	(11,191)	(1,781)	7,483	(15,372)	(2,445)
Income before income tax	35,002	35,853	5,704	75,960	76,070	12,105
Income tax expense	(9,093)	(8,466)	(1,347)	(7,310)	(14,801)	(2,355)
Net income	25,909	27,387	4,357	68,650	61,269	9,750
Income attributable to non-controlling interests	(2,660)	(2,692)	(428)	(5,379)	(5,481)	(872)
Net income attributable to shareholders	23,249	24,695	3,929	63,271	55,788	8,878

Net income per share:
Attributable to ordinary shares
- Basic	0.31	0.34	0.05	0.85	0.75	0.12
- Diluted	0.31	0.34	0.05	0.85	0.75	0.12

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	122	(1,007)	(160)	(689)	(2,424)	(386)
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(5,976)	2,624	418	(11,508)	(19,950)	(3,174)
Comprehensive income	20,055	29,004	4,615	56,453	38,895	6,190

Comprehensive income attributable to non-controlling interests	(2,680)	(2,672)	(425)	(5,605)	(5,459)	(869)
Comprehensive income attributable to shareholders	17,375	26,332	4,190	50,848	33,436	5,321